RECEIVED
2007 APR 24 A 10:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SUPPL

07022862

United States Securities and
Exchange Commission
100F Street, NE
WASHINGTON, DC 20549
United States of America

April 19, 2007 PROCESSED

APR 2 6 2007

THOMSON
FINANCIAL

File N° 82 – 3531

Re: Disclosure Materials Provided by Peugeot S.A. Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Please find attached disclosure materials for **File No. 82-3531** :

- Press release dated from April 19, 2007: "Peugeot Citroën Argentina launches production of the Citroën C4 notchback, the first Citroën saloon to be built in Argentina"

Peugeot S.A. is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours

Valérie MAGLOIRE
Head of Investor Relations Department
Tel. + 33 1 40 66 54 59
e-mail : valerie.magloire@mpsa.com

4/24

Thursday, April 19, 2007

Peugeot Citroën Argentina launches production of the Citroën C4 notchback, the first Citroën saloon to be built in Argentina

In a ceremony attended by Argentine President Nestor Kirchner, Christian Streiff, Chairman of PSA Peugeot Citroën, today inaugurated the new production line for the Citroën C4 notchback, the first Citroën saloon to be built at PSA Peugeot Citroën's plant in Buenos Aires.

The new C4 notchback will extend Citroën's lineup in the mid-size segment, which represents one third of the Argentine market and one quarter of Latin American demand. It will go on sale in Argentina next July.

The Citroën C4 notchback is the sixth model to be built at the Buenos Aires plant, which already produces the Peugeot 206, 307 5-door, 307 Sedan and Partner and the Citroën Berlingo. Output of the Citroën C4 notchback is expected to reach 50,000 units per year. The plant will supply Latin American markets, as well as Spain, the first European market to offer the new model.

Peugeot Citroën Argentina has nearly 4,000 employees and produced 100,000 vehicles in 2006. PSA Peugeot Citroën continued to expand in Argentina in first-quarter 2007, with total registrations of 23,500 units up 23% achieving a market share of 15%.

RECEIVED
2007 APR 24 A 10: 23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

END